438 East Katella Ave, Suite 217
Elephant Talk                                    Orange, California 92867
   Communications, Inc.                          Tel: (714) 288 1570
              OTC: ETLK                          Fax: (714) 288 2045




May 16, 2005


Mr. Dave Walz
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

         Re:  Elephant Talk Communications, Inc.
              Form 10-K for the fiscal year ended December 31, 2004 Filed April 1, 2005
              File No. 0-30061

Dear Mr. Walz:

We received your correspondence dated May 5, 2005 requesting additional information or explanations to certain items contained in the above referenced filing.

Pursuant to our telephone conversation earlier this morning, you agreed to give us an extension to respond to your correspondence by June 10, 2005 since I am traveling out of the country and will be returning on May 31, 2005.

Thank you very much for your cooperation giving us additional time to respond to your queries.

Sincerely,


/s/ Manu Ohri
-----------------------
Manu Ohri
Chief Financial Officer